Mail Stop 4720   September 18, 2009

Mr. Neil Reithinger, Secretary
Baywood International, Inc.
9380 E. Bahia Drive, Suite A 201
Scottsdale, Arizona 85260

Re: Baywood International, Inc.
        Preliminary information statement filed August 7, 2009
        Revised August 28, 2009 and September 17, 2009
        File No. 000-22024

Dear Mr. Reithinger:

        We have completed our review of your preliminary information statement and
related filings and have no further comments at this time.

                                    Sincerely,

                                    Jeffrey Riedler
                                    Assistant Director

cc: Amy Trombly, Esq.
    1320 Centre Street, Suite 202
    Newton, Massachusetts 02429